Exhibit 1

MTS Announces Results of 2017 Annual Meeting of Shareholders

Ra’anana, Israel / River Edge, NJ, USA – August 14, 2017 – Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), enterprise mobility management (EMM) solutions, and video advertising solutions for online and mobile platforms, today announced that the following resolutions were adopted at the 2017 Annual General Meeting of Shareholders that was held on Sunday, August 13, 2017:

1.	To re-elect six directors for terms expiring at our 2018 Annual General Meeting of Shareholders and when their successors are elected and qualified;

2.	To re-elect Ms. Varda Trivaks as an outside director (as such term is defined in the Israeli Companies Law) for a fourth three-year term and to approve her terms of service;

3.	To approve terms of procurement of a directors’ and officers’ liability insurance policy for current and future office holders;

4.	To ratify the authorization of our company's Board of Directors to effect a reverse share split of our company’s ordinary shares at a ratio not to exceed one-for-four and to approve related amendments to our company's Memorandum and Articles of Association;

5.	To approve the extension of the period in which options can be granted under our company’s 2006 Option Plan;

6.	To approve a change in the terms of employment of Mr. Alon Mualem, our company’s Chief Financial Officer and Interim Chief Executive Officer;

7.	To approve a private placement by our company to: (1) certain of the former shareholders of Vexigo Ltd. and FPSV Holdings Ltd., including Mr. Tzvika Friedman, a member of our Board of Directors, and Mr. Kobi Ram, the CEO of Vexigo Ltd., (2) Mr. Haim Mer, Chairman of our Board, (3) Mr. Roger Challen, a member of our Board of Directors, and (4) Lior Salansky, our former CEO; and

8.	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our company’s independent registered public accountants for the year ending December 31, 2017, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.

In addition, the Company’s auditor’s report and consolidated financial statements for the year ended December 31, 2016 were presented for discussion.

The complete text of the resolutions and related background are set forth in the proxy statement distributed to the Company’s shareholders and furnished to the Securities and Exchange Commission as an exhibit to a Form 6-K dated June 29, 2017.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides digital advertising solutions for online and mobile platforms and call accounting and TEM solutions and services.

MTS’s Vexigo (www.vexigo.com) subsidiary provides digital advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

MTS’s telecommunications business provides innovative products and services to enterprises for their call accounting and for management of their telecom expenses (TEM).

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Contact:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: alon.mualem@mtsint.com